UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-213187) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2018

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Managing Executive Officer / Group CFO

March 9, 2018

Mizuho Financial Group, Inc.

Changes of Directors and Executive Officers

Mizuho Financial Group, Inc. hereby announces changes of Members of the Board of Directors and Executive Officers (including changes in their areas of responsibility, etc.) of the following entities within the Group :

Mizuho Financial Group, Inc.

Mizuho Bank, Ltd.

Mizuho Trust & Banking Co., Ltd.

Mizuho Securities Co., Ltd.

[Mizuho Financial Group, Inc. (MHFG)]

1.	Members of the Board of Directors

(1)	Members of the Board of Directors Nominees (to be considered at the ordinary General

Meeting of Shareholders of MHFG in June 2018 (“The Shareholders Meeting”))

Tatsufumi Sakai*	(New appointment)

Takanori Nishiyama*	(Reappointment)

Makoto Umemiya*	(Reappointment)

Yasuyuki Shibata*	(Reappointment)

Hisashi Kikuchi*	(New appointment)

Yasuhiro Sato	(Reappointment)

Ryusuke Aya	(Reappointment)

Nobukatsu Funaki	(Reappointment)

Tetsuo Seki	(Reappointment, Outside Director)

Takashi Kawamura	(Reappointment, Outside Director)

Tatsuo Kainaka	(Reappointment, Outside Director)

Hirotake Abe	(Reappointment, Outside Director)

Hiroko Ota	(Reappointment, Outside Director)

Izumi Kobayashi	(Reappointment, Outside Director)

Total of 14 nominees

(Note) Asterisks indicate directors expected to concurrently serve as Executive Officers.

(2)	Chairman and Deputy Chairman of the Board of Directors (to be considered at the Board Meeting to be held following The Shareholders Meeting)

Appointee as Chairman

Hiroko Ota

Appointee as Deputy Chairman

Ryusuke Aya

(3)	Members of Committees (to be considered at the Board Meeting to be held following The Shareholders Meeting)

Nominating Committee

Chairman	Takashi Kawamura	(Outside Director)
Member	Tetsuo Seki	(Outside Director)
Member	Tatsuo Kainaka	(Outside Director)
Member	Hiroko Ota	(Outside Director)
Member	Izumi Kobayashi	(Outside Director)

Compensation Committee

Chairman	Tatsuo Kainaka	(Outside Director)
Member	Tetsuo Seki	(Outside Director)
Member	Takashi Kawamura	(Outside Director)
Member	Hirotake Abe	(Outside Director)

Audit Committee

Chairman	Tetsuo Seki	(Outside Director)
Member	Tatsuo Kainaka	(Outside Director)
Member	Hirotake Abe	(Outside Director)
Member	Ryusuke Aya
Member	Nobukatsu Funaki

Risk Committee (Voluntary Committee)

Chairman	Ryusuke Aya
Member	Izumi Kobayashi	(Outside Director)
Member	Hidetaka Kawakita	(Outside Expert)

(Note) Mr. Hidetaka Kawakita is an outside expert appointed by the Board of Directors of MHFG.

(4)	Brief Personal Record of Newly Nominated Member of the Board of Directors

Name	Tatsufumi Sakai

Date of Birth	August 27, 1959

Education	Mar. 1984	Graduated from Faculty of Law, the University of Tokyo

Business Experience	Joined our group in Apr. 1984

	Apr. 2011	Executive Officer, Senior Corporate Officer of Strategic Planning Group of the former Mizuho Corporate Bank, Ltd.

Apr. 2012

Executive Officer, General Manager of Group Planning Division of Mizuho Financial Group, Inc.

Executive Officer, General Manager of Group Planning Division of the former Mizuho Bank, Ltd.

Executive Officer, General Manager of Group Planning Division of the former Mizuho Corporate Bank, Ltd.

Apr. 2013

Managing Executive Officer, Head of Investment Banking Unit of Mizuho Financial Group, Inc.

Managing Executive Officer, Head of Investment Banking Unit and in charge of Business Collaboration Division (Securities & Trust Services) of the former Mizuho Bank, Ltd.

Managing Executive Officer, Head of Investment Banking Unit and in charge of Business Collaboration Division (Securities & Trust Services) of the former Mizuho Corporate Bank, Ltd.

	Apr. 2014	Managing Executive Officer, Head of International Banking Unit of Mizuho Financial Group, Inc. Managing Executive Officer, Head of International Banking Unit of Mizuho Bank, Ltd.

	Apr. 2016	President & CEO of Mizuho Securities Co., Ltd. (current)

Apr. 2018

President & Group CEO of Mizuho Financial Group, Inc. (scheduled)

Member of the Board of Directors of Mizuho Bank, Ltd. (scheduled)

Member of the Board of Directors of Mizuho Trust & Banking Co., Ltd. (scheduled)

Member of the Board of Directors of Mizuho Securities Co., Ltd. (scheduled)

Name	Hisashi Kikuchi

Date of Birth	Sep. 14, 1965

Education	Mar. 1988	Graduated from Faculty of Law, the University of Tokyo

Business Experience	Joined our group in Apr. 1988

	Apr. 2013	General Manager of Nihonbashi Corporate Banking Division of the former Mizuho Corporate Bank, Ltd.

	Jul. 2013	General Manager of Tokyo Corporate Banking Division of Mizuho Bank, Ltd.

	Apr. 2015	General Manager of Corporate Secretariat of Mizuho Financial Group, Inc. General Manager of Corporate Secretariat of Mizuho Bank, Ltd.

	Apr. 2016	Executive Officer, General Manager of Corporate Secretariat of Mizuho Financial Group, Inc. (current) Executive Officer, General Manager of Corporate Secretariat of Mizuho Bank, Ltd. (current)

Apr. 2018

Managing Executive Officer, Head of Strategic Planning Group and General Manager of Corporate Secretariat* of Mizuho Financial Group, Inc. (scheduled)

Managing Executive Officer, Head of Strategic Planning Group and General Manager of Corporate Secretariat* of Mizuho Bank, Ltd. (scheduled)

* The position of General Manager of Corporate Secretariat will be discharged in June 2018.

2.	Changes in Executive Officers

Name	New Position (Effective as of April 1, 2018)		Current Position

Akira Nakamura	Senior Managing Executive Officer*1	Head of Corporate & Institutional Company	Managing Executive Officer*2	In charge of Specific Business of Corporate & Institutional Company

Seiji Imai	Senior Managing Executive Officer*1	Head of Global Corporate Company	Managing Executive Officer*2	Head of Asia & Oceania excl. East Asia

Motonori Wakabayashi	Managing Executive Officer*1	Head of Research & Consulting Unit	Managing Executive Officer*2	Deputy Head of Research & Consulting Unit

Goji Fujishiro	Managing Executive Officer*1	Head of Global Products Unit	—

Hisashi Kikuchi	Managing Executive Officer*1	Head of Strategic Planning Group and General Manager of Corporate Secretariat	Executive Officer*2	General Manager of Corporate Secretariat

Daisuke Yamada	Senior Managing Executive Officer*2	In charge of Digital Innovation	Managing Executive Officer*2	In charge of Digital Innovation

Teiji Teramoto	Senior Managing Executive Officer*2	Head of the Americas	Managing Executive Officer*2	In charge of Specific Business of Global Corporate Company

Kouji Yonei	Managing Executive Officer*2	Joint Head of IT & Systems Group and General Manager of IT & Systems Promotion Department	Managing Executive Officer*2	Joint Head of IT & Systems Group and General Manager of IT & Systems Planning Department

Name	New Position (Effective as of April 1, 2018)		Current Position

Naoto Takahashi	Managing Executive Officer*2	In charge of Specific Duties of Strategic Planning Group and General Manager of Next-Generation IT Systems Coordination Project Team	Managing Executive Officer*2	Joint Head of Strategic Planning Group and General Manager of Next-Generation IT Systems Coordination Project Team

Riki Shibata	Managing Executive Officer*2	Deputy Head of Global Markets Company	Executive Officer*2	General Manager of Global Markets Coordination Department

Hidenobu Mukai	Managing Executive Officer*2	In charge of Specific Business of Retail & Business Banking Company	—

Hidekatsu Take	Managing Executive Officer*2	Head of Asia & Oceania excl. East Asia	—

Akihito Mochizuki	Managing Executive Officer*2	In charge of Specific Duties of Strategic Planning Group	Executive Officer*2	General Manager of Planning Administration Department

Hiroshi Itabashi	Managing Executive Officer*2	Deputy Head of Corporate & Institutional Company and Deputy Chief Digital Innovation Officer	Managing Executive Officer*2	In charge of Specific Business of Retail & Business Banking Company

Name	New Position (Effective as of April 1, 2018)		Current Position

Masao Kanamaru	Managing Executive Officer*2	Deputy Head of Global Corporate Company, Deputy Head of Global Markets Company and Deputy Head of Global Products Unit	—

Atsushi Takahashi	Managing Executive Officer*2	Deputy Head of Global Markets Company	Managing Executive Officer*2	Deputy Head of Global Corporate Company, Deputy Head of Global Products Unit, Deputy Head of Strategic Planning Group, Deputy Head of Financial Control & Accounting Group and Deputy Chief Digital Innovation Officer

Tatsuya Yamada	Managing Executive Officer*2	Deputy Head of Financial Control & Accounting Group and Deputy Head of IT & Systems Group	Managing Executive Officer*2	Deputy Head of IT & Systems Group and Deputy Head of Operations Group

Name	New Position (Effective as of April 1, 2018)		Current Position

Yuzo Kanamori	Managing Executive Officer*2	Deputy Head of Global Corporate Company, Deputy Head of Global Products Unit, Deputy Head of Strategic Planning Group, Deputy Head of Operations Group and Deputy Chief Digital Innovation Officer	Managing Executive Officer*2	Deputy Head of Global Corporate Company and Deputy Head of Global Products Unit

Yasuto Hamanishi	Managing Executive Officer*2	Deputy Head of Global Corporate Company and Deputy Head of Global Products Unit	—

Takafumi Matake	Managing Executive Officer*2	Deputy Head of Human Resources Group	—

Asashi Katou	Executive Officer*2	General Manager for IT & Systems Group	Executive Officer*2	General Manager of IT & Systems Promotion Department

Masaharu Asahi	Executive Officer*2	General Manager for Research & Consulting Unit	—

Masahiro Kosugi	Executive Officer*2	General Manager of Accounting Department	—	General Manager of Accounting Department

Kosuke Nakamura	Retired	(Have a role at MHSC) *3	Deputy President & Executive Officer*1	Head of Corporate & Institutional Company

Akira Sugano	Retired*4		Deputy President & Executive Officer*1	Head of Global Corporate Company

Name	New Position (Effective as of April 1, 2018)		Current Position

Keiichiro Ogushi	Retired		Senior Managing Executive Officer*1	Head of Research & Consulting Unit

Shinji Taniguchi	Retired		Managing Executive Officer*1	Head of Global Products Unit

Hiroshi Suehiro	Retired		Deputy President & Executive Officer*2	Head of the Americas

Yasuo Agemura	Retired		Senior Managing Executive Officer*2	In charge of Specific Business of Global Markets Company

Tetsuhiko Saito	Retired		Senior Managing Executive Officer*2	In charge of Specific Business of Retail & Business Banking Company

Amane Oshima	Retired		Managing Executive Officer*2	Deputy Head of Global Markets Company

Nobumitsu Watanabe	Retired		Managing Executive Officer*2	Deputy Head of Global Corporate Company, Deputy Head of Global Markets Company and Deputy Head of Global Products Unit

Isao Nakamura	Retired	(Have a role at MHTB)	Managing Executive Officer*2	Deputy Head of Corporate & Institutional Company and Deputy Chief Digital Innovation Officer

Hiroto Koda	Retired		Managing Executive Officer*2	Deputy Head of Human Resources Group

Name	New Position (Effective as of April 1, 2018)		Current Position

Masahiko Abe	Retired	(Have a role at MHBK)	Executive Officer*2	General Manager of Corporate & Institutional Coordination Department

Daisuke Horiuchi	Retired	(Have a role at MHBK)	Executive Officer*2	General Manager of Branch Banking Department

Takuya Ito	Retired	(Have a role at MHBK)	Executive Officer*2	General Manager of Global Corporate Coordination Department

(Note)	*1:	Executive Officers as Defined in the Companies Act
	*2:	Executive Officers as Defined in Our Internal Regulations
	*3:	Mr. Kosuke Nakamura will be appointed Chairman of Mizuho Securities Co., Ltd. (MHSC) in late June 2018
	*4:	Mr. Akira Sugano will be appointed President & CEO (Representative Director) of Asset Management One Co., Ltd. on April 1, 2018.

Name	New Position (to become effective in late June 2018)		Current Position

Hisashi Kikuchi	Member of the Board of Directors, Managing Executive Officer*[1]	Head of Strategic Planning Group	(Mentioned above)

(Note)	*1: Executive Officers as Defined in the Companies Act

[Mizuho Bank, Ltd. (MHBK)]

Name	New Position (Effective as of April 1, 2018)		Current Position

Tatsufumi Sakai	Member of the Board of Directors (not full-time)		—

Koji Nishiwaki	Member of the Board of Directors (Audit & Supervisory Committee Member)		—

Takeshi Watanabe	Senior Managing Executive Officer	In charge of Specially Assigned Matters and In charge of Credit of Corporate & Institutional Division and Global Corporate Division	Senior Managing Executive Officer	Head of Credit Group

Daisuke Yamada	Senior Managing Executive Officer	In charge of Digital Innovation Department	Managing Executive Officer	In charge of Digital Innovation Department

Akira Nakamura	Senior Managing Executive Officer	Head of Corporate & Institutional Division	Managing Executive Officer	Head of Corporate & Institutional Division

Teiji Teramoto	Senior Managing Executive Officer	Head of the Americas	Managing Executive Officer	Head of Global Corporate Division

Seiji Imai	Senior Managing Executive Officer	Head of Global Corporate Division	Managing Executive Officer	Head of Asia & Oceania excl. East Asia

Motonori Wakabayashi	Managing Executive Officer	Head of Research & Consulting Unit	Managing Executive Officer	Head of Research & Consulting Unit and In charge of Banking

Goji Fujishiro	Managing Executive Officer	Head of Global Products Unit	Managing Executive Officer	In charge of Banking

Name	New Position (Effective as of April 1, 2018)		Current Position

Kouji Yonei	Managing Executive Officer	Joint Head of IT & Systems Group and General Manager of IT & Systems Promotion Department	Managing Executive Officer	Joint Head of IT & Systems Group and General Manager of IT & Systems Planning Department

Nobuhisa Zama	Managing Executive Officer	In charge of Credit of Retail & Business Banking Division	Managing Executive Officer	Joint Head of Credit Group

Naoto Takahashi	Managing Executive Officer	In charge of Specific Duties of Strategic Planning Group	Managing Executive Officer	Joint Head of Strategic Planning Group

Riki Shibata	Managing Executive Officer	Co-Head of Global Markets Division	Managing Executive Officer	General Manager of Global Markets Coordination Department

Yukinobu Maruyama	Managing Executive Officer	In charge of Banking	Executive Officer	General Manager of Tokyo-Chuo Branch Department No.2

Hidenobu Mukai	Managing Executive Officer	Co-Head of Retail & Business Banking Division	Executive Officer	General Manager of Personal Banking Coordination Department

Masaki Seki	Managing Executive Officer	In charge of Banking and In charge of Specific Global Corporations	Executive Officer	Joint Head of Asia & Oceania excl. East Asia

Takuya Kogiso	Managing Executive Officer	In charge of Banking	Executive Officer	General Manager of Tokyo Main Office Department No.2

Hidekatsu Take	Managing Executive Officer	Head of Asia & Oceania excl. East Asia	Executive Officer	Joint Head of the Americas

Masahiko Abe	Managing Executive Officer	In charge of Banking	Executive Officer	General Manager of Corporate & Institutional Coordination Department

Name	New Position (Effective as of April 1, 2018)		Current Position

Hisashi Kikuchi	Managing Executive Officer	Head of Strategic Planning Group and General Manager of Corporate Secretariat	Executive Officer	General Manager of Corporate Secretariat

Akihito Mochizuki	Managing Executive Officer	In charge of Specific Duties of Strategic Planning Group	Executive Officer	General Manager of Planning Administration Department

Asashi Katou	Executive Officer	General Manager for IT & Systems Group	Executive Officer	General Manager of IT & Systems Promotion Department

Hidetoshi Kaji	Executive Officer	General Manager of Personal Consulting Department	—

Daisuke Horiuchi	Executive Officer	General Manager of Ginzadori Branch	Executive Officer	General Manager of Branch Banking Department

Takuya Ito	Executive Officer	Joint Head of the Americas	Executive Officer	General Manager of Global Corporate Coordination Department

Seiichi Okuyama	Executive Officer	General Manager of Tokyo-Chuo Branch Department No.2	—	General Manager of Yaesuguchi Branch Department No.2

Takuhiko Tochiori	Executive Officer	Joint Head of Asia & Oceania excl. East Asia and General Manager of Asia & Oceania Corporate Banking Department	—	General Manager of Singapore Corporate Banking Department

Norio Sumi	Executive Officer	General Manager of Corporate Banking Department No.7	—	General Manager of Corporate Banking Department No.7

Naoto Oohitsu	Executive Officer	General Manager of Innovative Startups Coordination Department	—	General Manager of Innovative Startups Coordination Department

Name	New Position (Effective as of April 1, 2018)		Current Position

Toru Namie	Executive Officer	General Manager of Tokyo Main Office and General Manager of Tokyo Main Office Department No.1	—	General Manager of Branch Banking Department No.9

Masahiko Kato	Executive Officer	General Manager of Seoul Branch	—	General Manager of Seoul Branch

Michiko Morizono	Executive Officer	General Manager of Kichijoji Branch	—	General Manager of Kichijoji Branch

Masahiro Kosugi	Executive Officer	General Manager of Accounting Department	—	General Manager of Accounting Department

Masahiro Shimabayashi	Executive Officer	General Manager of Sapporo Branch and General Manager of Sapporo Corporate Banking Department	—	General Manager of Sapporo Branch and General Manager of Sapporo Corporate Banking Department

Kazunori Seta	Executive Officer	General Manager of e-Business Department	—	General Manager of e-Business Department

Fumio Tajima	Executive Officer	General Manager of Corporate Banking Department No.17	—	General Manager of Corporate Banking Department No.17

Yasuhiro Sato	Retired	(Have a role at MHFG)*1	Member of the Board of Directors (not full-time)

Ryusuke Aya	Retired	(Have a role at MHFG)	Member of the Board of Directors (Audit & Supervisory Committee Member)

Kosuke Nakamura	Retired	(Have a role at MHSC)*2	Deputy President & Executive Officer	In charge of Special Missions

Hiroshi Suehiro	Retired		Deputy President & Executive Officer	Head of the America

Tetsuhiko Saito	Retired		Senior Managing Executive Officer	Co-Head of Retail & Business Banking Division

Name	New Position (Effective as of April 1, 2018)		Current Position

Amane Oshima	Retired		Managing Executive Officer	Co-Head of Global Markets Division

Yasuhisa Fujiki	Retired		Managing Executive Officer	In charge of Banking and In charge of Specific Global Corporations

Hiroyuki Mori	Retired		Managing Executive Officer	In charge of Banking

Shinji Taniguchi	Retired		Managing Executive Officer	Head of Global Products Unit

Hiroshi Itabashi	Retired	(Have a role at MHTB)	Managing Executive Officer	Co-Head of Retail & Business Banking Division

Yohei Senba	Retired		Executive Officer	General Manager of Personal Consulting Department

Nobuyuki Kuratani	Retired		Executive Officer	General Manager of Ginzadori Branch

Yutaka Akutagawa	Retired	(Have a role at MHTB)	Executive Officer	General Manager of Corporate Banking Department No.4

(Note)	*1:	Mr. Yasuhiro Sato will be appointed Chairman, Executive Officer as defined in the Companies Act of Mizuho Financial Group, Inc. (MHFG) on April 1, 2018 and will be appointed Chairman of MHFG in late June 2018.
	*2:	Mr. Kosuke Nakamura will be appointed Chairman of Mizuho Securities Co., Ltd. (MHSC) in late June 2018.

Name	New Position (to become effective in late June 2018)		Current Position

Hisashi Kikuchi	Executive Managing Director and Managing Executive Officer	Head of Strategic Planning Group	(Mentioned above)

Kazutoshi Narita	Member of the Board of Directors (Audit & Supervisory Committee Member)		—	General Manager of Corporate Banking Department No.3

Name	New Position (to become effective in late June 2018)	Current Position

Shigeo Ohara*	Member of the Board of Directors (Outside Director) (Audit & Supervisory Committee Member)	—

Yuta Chiba	Retired	Member of the Board of Directors (Audit & Supervisory Committee Member)

Isao Imai	Retired	Member of the Board of Directors (Outside Director) (Audit & Supervisory Committee Member)

(Note) * : Brief Personal Record of Mr. Shigeo Ohara is as follows

Name	Shigeo Ohara

Date of Birth	Mar. 8,1945

Education	Mar. 1968	Graduated from Faculty of Law, the University of Tokyo

Business Experience	Joined Ministry of Finance Japan in Apr. 1968

	Jul. 1973	District Director of Sakyo Tax Office

	Jul. 1994	Deputy Director-General of the Tax Bureau, Minister’s Secretariat of Ministry of Finance Japan

	Jan. 1998	Director-General of the Tax Bureau of Ministry of Finance Japan

	Jul. 2001	Commissioner of National Tax Agency

	Jul. 2002	Deputy Governor of Agriculture Forestry and Fisheries Finance Corporation

	Aug. 2005	Chairman of Federation of National Public Service Personnel Mutual Aid Associations

	Jun. 2018	Member of the Board of Directors (Audit & Supervisory Committee Member) of Mizuho Bank, Ltd. (scheduled)

[Mizuho Trust & Banking Co., Ltd. (MHTB)]

Name	New Position (Effective as of April 1, 2018)		Current Position

Toshio Sobue	Executive Managing Director and Managing Executive Officer	Head of Risk Management Group and Head of Compliance Group	Executive Managing Director and Managing Executive Officer	Head of Risk Management Group, Head of Compliance Group and Head of Credit Group

Tatsufumi Sakai	Member of the Board of Directors (not full-time)		—

Isao Nakamura	Deputy President & Executive Officer	Head of Business Promotion	Managing Executive Officer	Head of Corporate & Institutional Division and Joint Head of Strategic Planning, Financial Control & Accounting Group

Takeshi Watanabe	Senior Managing Executive Officer	In charge of Specially Assigned Matters and In charge of Credit of Corporate & Institutional Division	—

Nobuhisa Zama	Managing Executive Officer	In charge of Credit of Retail & Business Banking Division	—

Hiroshi Itabashi	Managing Executive Officer	Head of Corporate & Institutional Division and Joint Head of Strategic Planning, Financial Control & Accounting Group	—

Masao Kanamaru	Managing Executive Officer	Head of Global Markets Division, Co-Head of Global Products Unit and Head of Custody & Structured Products and R&D Business Unit	Executive Officer	General Manager of Treasury Department

Name	New Position (Effective as of April 1, 2018)		Current Position

Hideki Daimon	Managing Executive Officer	In charge of Trust & Banking	Executive Officer	General Manager of Corporate & Institutional Coordination Department

Yutaka Akutagawa	Executive Officer	General Manager of Corporate & Institutional Coordination Department	—

Shinya Matake	Executive Officer	General Manager of Trust Business Department I	Executive Officer	General Manager of Corporate Planning Department

Fumiaki Tanaka	Executive Officer	General Manager of Internal Audit Department	—	General Manager of Executive Secretariat

Yuji Goto	Executive Officer	General Manager of Real Estate Business Coordination Department	—	General Manager of Real Estate Business Coordination Department

Masato Tsuruoka	Executive Officer	General Manager of Consulting Department	—	General Manager of Consulting Department

Mitsuhiro Morishita	Executive Officer	General Manager of Frontier Trust Business R&D Department	—	General Manager of Frontier Trust Business R&D Department

Yasuhiro Kinoshita	Executive Officer	General Manager of Retail & Business Banking Coordination Department	—	General Manager of Retail & Business Banking Coordination Department

Yasuhiro Sato	Retired	(Have a role at MHFG)*	Member of the Board of Directors (not full-time)

Makoto Okayama	Retired		Deputy President & Executive Officer	Head of Business Promotion

Nobumitsu Watanabe	Retired		Managing Executive Officer	Head of Global Markets Division, Co-Head of Global Products Unit and Head of Custody & Structured Products and R&D Business Unit

Name	New Position (Effective as of April 1, 2018)	Current Position

Satoru Ochiai	Retired	Managing Executive Officer	In charge of Trust & Banking

Isao Jinno	Retired	Executive Officer	General Manager of Trust Business Department VIII

(Note)	* :	Mr. Yasuhiro Sato will be appointed Chairman, Executive Officer as defined in the Companies Act of Mizuho Financial Group, Inc. (MHFG) on April 1, 2018 and will be appointed Chairman of MHFG in late June 2018.

[Mizuho Securities Co., Ltd. (MHSC)]

Name	New Position (Effective as of April 1, 2018)		Current Position

Naofumi Fuke	Deputy President and Deputy President & Executive Officer	Head of Retail & Business Banking Division	Senior Executive Managing Director and Senior Managing Executive Officer	Head of Retail & Business Banking Division

Atsushi Takahashi	Deputy President and Deputy President & Executive Officer	Head of Global Markets Division and Head of Global Markets	Executive Managing Director and Managing Executive Officer	Head of Strategic Planning Group, Head of Financial Control & Accounting Group, In charge of Investment Dept. and Head of Global Finance

Tatsuya Yamada	Senior Executive Managing Director and Senior Managing Executive Officer	Head of Financial Control & Accounting Group, Head of IT & Systems Group, Head of Global Finance and Head of Global IT	Managing Executive Officer	Head of IT & Systems Group, Head of Operations Group and Head of Global IT

Masaya Oishi	Executive Managing Director and Managing Executive Officer	Head of Fund Business Division and In charge of JA Sales Dept. of Global Markets Division	Executive Managing Director and Managing Executive Officer	In charge of JA Sales Dept. of Global Markets Division and In charge of Retail & Business Banking Division

Yuzo Kanamori	Executive Managing Director and Managing Executive Officer	Head of Strategic Planning Group, Head of Operations Group, In charge of Investment Dept. and In charge of Markets Strategic Intelligence Dept.	Managing Executive Officer	Head of Products Business Division and Co-Head of Global Investment Banking

Tatsufumi Sakai	Member of the Board of Directors (not full-time)		—

Name	New Position (Effective as of April 1, 2018)		Current Position

Yasuto Hamanishi	Senior Managing Executive Officer	Co-Head of Global Investment Banking Division, Head of Investment Banking Business Division, Head of Products Business Division, Head of Syndication Business Division, Head of Global Investment Banking and Head of Global Syndicate	Senior Managing Executive Officer	Co-Head of Global Investment Banking Division, Head of Investment Banking Business Division and Co-Head of Global Investment Banking

Takafumi Matake	Managing Executive Officer	Head of Human Resources Group and In charge of Executive Secretariat	Managing Executive Officer	Joint Head of Retail & Business Banking Division (In charge of Retail Business)

Kazumichi Komatsu	Managing Executive Officer	In charge of Retail & Business Banking	Executive Officer	General Manager of Kyoto Branch

Yasuhiro Shibata	Executive Officer	Attached to Global Markets Division and Deputy President of Mizuho Securities USA LLC	Executive Officer	Co-Head of Fixed Income Business Division and Deputy President of Mizuho Securities USA LLC

Seiichiro Miyaoka	Executive Officer	Joint Head of Global Markets Division	Executive Officer	Head of Syndication Business Division and Head of Global Syndicate

Masahiro Kihara	Executive Officer	General Manager of Financial Planning Dept.	Executive Officer	General Manager of Risk Management Dept.

Shinsuke Kawamoto	Executive Officer	In charge of Retail & Business Banking	—	Senior Executive of Corporate Business Division

Ryoichi Kojima	Executive Officer	Head of Area of Retail & Business Banking Division	—	Head of Area of Retail & Business Banking Division

Name	New Position (Effective as of April 1, 2018)		Current Position

Hideki Ashikari	Executive Officer	General Manager of Kyoto Branch	—	Head of Area of Retail & Business Banking Division

Yasuto Sengoku	Executive Officer	Joint Head of Internal Audit Group	—	Senior Executive of Investment Banking Business Division

Norifumi Akiyama	Executive Officer	Attached to Strategic Planning Group and President & CEO of Mizuho Securities Asia Limited	—	Attached to Strategic Planning Group and President & CEO of Mizuho Securities Asia Limited

Kenya Koshimizu	Executive Officer	Co-Head of Fixed Income Business Division	—

Jun Mochizuki	Executive Officer	In charge of Global Investment Banking Business	—	Joint Head of Products Business Division

Satoshi Asai	Executive Officer	General Manager of Global Strategy Dept.	—	General Manager of Financial Planning Dept.

Hiroto Koda	Deputy President (Representative Director)		Deputy President (Representative Director) and Deputy President & Executive Officer	Head of Human Resources Group, In charge of Executive Secretariat, In charge of Markets Strategic Intelligence Dept. and Attached to Strategic Planning Group

Yasuo Agemura	Retired		Deputy President and Deputy President & Executive Officer	Head of Global Markets Division and Head of Global Markets

Yasuhiro Sato	Retired	(Have a role at MHFG)*	Member of the Board of Directors (not full-time)

Takahisa Shirota	Retired		Managing Executive Officer	In charge of Retail & Business Banking

Hiroki Takeshi	Retired	(Please see the schedule of late June 2018 on the next page)	Managing Executive Officer	In charge of Retail & Business Banking

Name	New Position (Effective as of April 1, 2018)		Current Position

Taizo Tomita	Retired		Executive Officer	General Manager of Head Office Sales Dept.II

Nobufusa Takeuchi	Retired		Executive Officer	In charge of Global Investment Banking Business

Hidetoshi Kaji	Retired	(Have a role at MHBK)	Executive Officer	Senior Corporate Officer (Attached to Head of Retail & Business Banking Division)

* :	Mr. Yasuhiro Sato will be appointed Chairman, Executive Officer as defined in the Companies Act of Mizuho Financial Group, Inc. (MHFG) on April 1, 2018 and will be appointed Chairman of MHFG in late June 2018.

Name	New Position (Effective as of April 2, 2018)		Current Position

Tatsuya Yamada	Senior Executive Managing Director (Representative Director) and Senior Managing Executive Officer	Head of Financial Control & Accounting Group, Head of IT & Systems Group, Head of Global Finance and Head of Global IT	(Mentioned above)

Hiroto Koda	Retired		(Mentioned above)

Name	New Position (to become effective in late June 2018)	Current Position

Kosuke Nakamura	Chairman	—

Hiroki Takeshi	Member of the Board of Directors (Audit & Supervisory Committee Member)	—

Yasuhiko Imaizumi	Retired	Chairman

Name	New Position (to become effective in late June 2018)	Current Position

Takehiko Iida	Retired	Member of the Board of Directors (Audit & Supervisory Committee Member)

Management changes above are on the assumption that any permission required will be obtained from the relevant authorities.